UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

                        #1205- 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: August 27, 2004

By

"Jeannine P.M. Webb"

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

Canadian Empire Exploration Corp 1205- 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

INTERIM REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP. CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2004 AND DECEMBER 31, 2003 (UNAUDITED)

			DECEMBER 31,
		JUNE 30, 2004	2003
		$	$

ASSETS
Current Assets
Cash and short-term investments		859,960	1,067,042
Accounts receivable		-	9,278

		859,960	1,076,320

Reclamation deposits		9,600	9,600

Investment (note 3)		11,165

Resource Assets (note 4)		92,608	-

		973,333	1,085,920

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites		116,767	192,802
Due to related party		20,333	46,394

		137,100	239,196

SHAREHOLDERS' EQUITY
Capital stock
Authorized - 250,000,000 common shares without par value
Issued 28,889,336 (2003: 28,474,086)		21,381,165	21,257,464

Stock options and warrants		175,262	145,509

Contributed surplus		64,784	64,784

Deficit		(20,784,978)	(20,621,033)

		836,233	846,724

		973,333	1,085,920

"Lawrence Page"	"R. E. Gordon Davis"

Lawrence Page	R. E. Gordon Davis

CANADIAN EMPIRE EXPLORATION CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

 FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(UNAUDITED)

		6 MONTHS ENDED JUNE 30, 2003	3 MONTHS ENDED JUNE 30, 2004	3 MONTHS ENDED JUNE 30, 2003
	6 MONTHS ENDED JUNE 30, 2004

			$	$

Administration expenses
Bank charges	353	645	116	332
Consulting	500	-	500	-
Insurance	2,772	2,873	-	2,772
Legal and audit	10,249	3,777	10,249	-
Office operations and facilities	21,205	28,991	11,304	14,536
Salaries and wages	36,410	27,197	17,192	15,056
Stock-based compensation	29,753	-	0	-
Shareholder communication	14,717	27,570	6,561	22,454
Transfer agent and stock exchange fees	24,027	18,150	18,686	3,644

	139,985	109,203	64,607	58,794

Other Expenses (income)
General exploration expenditures	43,267	50,457	29,815	19,888
Write-off of exploration expenditures	2,912	429	1	45
Write-off of mineral property expenditures	-	-	-	-
Tax penalty on flow-through shares renounced	17,423	-	9,971	-
Yukon Government Grant	(20,000)	-	-	-
Sale of data	(11,165)	-	(11,165)	-
Interest income	(8,477)	(5,117)	(3,941)	(2,325)

	23,960	45,769	24,681	17,608

Loss for the period	163,945	154,972	89,288	76,402

Deficit - beginning of period	20,621,033	18,602,924	20,695,690	18,681,494

Deficit - end of period	20,784,978	18,757,896	20,784,978	18,757,896

Basic and diluted loss per common share	$0.006	$0.010	$0.003	$0.005

Weighted average number of common shares	28,888,461	15,841,086	28,889,336	15,841,086

CANADIAN EMPIRE EXPLORATION CORP.

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(UNAUDITED)

	6 MONTHS ENDED JUNE 30, 2004	6 MONTHS ENDED JUNE 30, 2003	3 MONTHS ENDED JUNE 30, 2004 $	3 MONTHS ENDED JUNE 30, 2003 $

Exploration and mineral property expenditures
during the period

Accomodation	1,324	1,031	1,242	518
Assays and geochemical analysis	3,239	166	3,239	-
Consulting	19,703	15,480	19,703	2,520
Drilling	50,060	(144)	50,060	(2,197)
Expediting	211	528	112	266
Field supplies	3,382	433	2,657	83
Maps, printing and drafting	1,650	571	1,294	280
Project management fees	9,878	11,957	8,242	5,845
Property acquisition costs	5,000	22,185	5,000	21,935
Salaries and wages	40,448	95,395	22,050	50,840
Surveys	589	128	589	-
Transportation	3,303	4,027	2,077	3,820

Expenditures during the period	138,787	151,757	116,265	83,910

Balance - beginning of period	-	1,008,652	6,159	1,045,546

Less:
General exploration expenditures	43,267	50,457	29,815	19,888
Write-off of exploration expenditures	2,912	429	1	45
Write-off of mineral property expenditures	-	-	-	-

	46,179	50,886	29,816	19,933

Balance - end of period	92,608	1,109,523	92,608	1,109,523

CANADIAN EMPIRE EXPLORATION CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)

	6 MONTHS ENDED JUNE 30, 2004	6 MONTHS ENDED JUNE 30, 2003	3 MONTHS ENDED JUNE 30, 2004 $	3 MONTHS ENDED JUNE 30, 2003 $

Cash flows from operating activities
Loss for the period	(163,945)	(154,972)	(89,288)	(76,402)
Items not affecting cash
Sale of data	(11,165)	-	(11,165)	-
Stock-based compensation	29,753	-	0	-
Write-off of exploration expenditures	2,912	429	1	45
Write-off of mineral property expenditures	-	-	-	-

	(142,445)	(154,543)	(100,452)	(76,357)

Changes in non-cash working capital items	(92,818)	38,762	(37,022)	44,912

	(235,263)	(115,781)	(137,474)	(31,445)

Cash flows from financing activities
Share issue	123,700		-	-
Share issue costs		(5,137)	-	-

	123,700	(5,137)	-	-

Cash flows from investing activities
Property acquisition and maintenance costs	(5,000)	(22,185)	(5,000)	(21,935)
Deferred exploration expenditures	(90,520)	(79,114)	(81,449)	(42,085)
Sale of data			-	-

	(95,520)	(101,299)	(86,449)	(64,020)

Increase (decrease) in cash and short-term investments	(207,083)	(222,217)	(223,923)	(95,465)

Cash and short-term investments - beginning of period	1,067,042	729,735	1,083,882	602,983

Cash and short-term investments - end of period	859,960	507,518	859,959	507,518

CANADIAN EMPIRE EXPLORATION CORP.

NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)

1- Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this, there is substantial doubt about the ability of the company to continue as a going concern. These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern. Such adjustments could be material.

At June 30, 2004 the company had cash and cash equivalent of $859,960 of which $788,048 is restricted to flow-through expenditures on Canadian mineral properties. As at June 30, 2004, the company had an unrestricted working capital deficiency of $65,188.

2- Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian generaly accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2003. These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

3- Investments

Investments comprise shares in publicly listed companies. These investments are recorded at cost, which is equal to market value at the date of receipt. Investments are written down to reflect any impairment in value that is considered to be other than temporary.

4- Resource assets

The company records its interest in mineral properties and areas of geological interest at cost less option payments received and other recoveries. Exploration and development costs and royalties relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which the relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the property following commencement of production or written off if the mineral properties or projects are sold or allowed to lapse. The company expenses all administration costs incurred during the period.

Although management has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and be in non-compliance with regulatory requirements.

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

(FORM 51-102F1)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004

The following discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the six month period ended June 30, 2004 (the "Period") should be read in conjunction with the Information provided in the 2003 Annual Report of the Company.  The material herein, as of this August 25, 2004, updates the information as of May 7, 2004 and May 21, 2004 contained in the MD&A of those reports.

MINERAL PROJECTS

During the Period, the Company entered into an option/joint venture agreement to acquire the Atikokan West Property located in northwestern Ontario.  In keeping with the Company's mineral acquisition program, this property is at the drilling stage. The 137 claim units located along a length of 8 kilometres cover seven structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Six of these gold occurrences have not seen prior drilling. Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.  During June 2004, the Company mobilized crews to the Atikokan West Property.  Prior surface exploration results indicate potential for high-grade gold mineralization with initial grab sampling of the Blackvein assaying 134 g/t gold.  Several new gold targets, located between known gold occurrences, are also being sampled.  With exploration results in hand from current work, the Company plans to proceed with a diamond drilling program during the Third Quarter.

The Company continued with its program of identification of mineral properties at the exploration stage that were available for acquisition by way of option or joint venture agreement.  During the Period approximately 30 properties were reviewed, of which two are being considered for acquisition.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

During the first quarter, the Company received TSX Venture Exchange acceptance for the filing of the 2004 Funding and Participation Agreement dated December 15, 2003 between the Company and Teck Cominco Limited ("Teck Cominco").  The 2004 Funding and Participation Agreement, which replaces an earlier agreement dated December 4, 2001, allows for continuance of a strategic alliance between Teck Cominco and the Company.  The 2004 agreement also provided for Teck Cominco's subscription in December 2003 for 820,000 units of the Company at a price of $0.15 per unit and the January 2004 exercise of share purchase warrants for the purchase of 410,000 shares for consideration of $123,000.  The 2004 Funding and Participation Agreement calls for the Company to raise an additional $563,000 in flow-through funding to bring its 2004 flow-through budget to a minimum of $1.5 million and acquire and explore at least three new drill-ready mineral properties.  Teck Cominco, by way of its subscriptions to non-flow-through private placements, maintains its rights at pre-feasibility to back into 51% to 60.8% property interests by spending 200% of the Company's prior exploration expenditures.

During the first quarter of 2004, the Company received $20,000 for a 2003 incentive grant from the Yukon in connection with the Yukon Olympic property.

During the first quarter of 2004, the Company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.  At June 30, 2004 the Company had cash and cash equivalent of $859,960 (March 31, 2004: $1,083,883) of which $788,048  (March 31, 2004: $904,147) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $65,188 (March 31, 2004: working capital of $5,614).

During the Period, the Company expended approximately $1139,985 ($64,607 for the period April 1 to June 30, 2004) on administrative expenses as compared with $109,203 for the comparative period of 2003 ($58,794 for the period April 1, 2003 to June 30, 2003). A stock option compensation of expense of $29,753 ($nil for the period April 1 to June 30, 2004) was recognized during the Period.  Office operations and facilities and transfer agent and stock exchange fees decreased to $21,205 and $14,717 respectively for the Period as compared with $28,991 and $27,570 respectively for the comparative period of 2003 due to reduced exploration activity.  Salaries and wages increased to $36,410 as compared with $27,197 for the comparative period of 2003 as a result of time necessary to comply with regulatory requirements. Transfer agent and stock exchange fees increased to $24,027 as compared to $18,150 for the comparative period of 2003 as a result of costs incurred with respect to the Company' Annual General Meeting held June 18, 2004. The Company recognized an expense of $17,423 ($9,971 for the period April 1 to June 30, 2004) for a tax penalty relating to the renunciation of flow-through funds in 2003. The Company expended $138,787 for exploration and mineral property expenditures, including $43,267  ($29,815 for the period April 1 to June 30, 2004) conducting regional exploration,  $87,607 ($81,447 for the period April 1 to June 30, 2004) at the Atikokan property and $5,000 at the Barrington property.  Other expenditures of $2,913 were expended to finalize the disposition of relinquished properties.

Exploration and Mineral Property Expenditures from January 1 to June 30, 2004:

	Atikokan	Barrington	Other	General	Total
Exploration and Mineral Property Expenditures
Accomodation	956	0	0	368	1,324
Assays and geological analysis	3,239	0	0	0	3,239
Consuting	10,405	0	0	9,298	19,703
Drilling	50,060	0	0	0	50,060
Expediting	94	0	92	25	211
Field supplies	2,605	0	25	752	3,382
Maps, printing and drafting	1,216	0	(109)	543	1,650
Property acquisition costs		5,000	0	0	5,000
Project management fees	6,458	0	215	3,205	9,878
Salaries and wages	10,582	0	1,517	28,349	40,448
Surveys		0	0	589	589
Transportation	1,992	0	1,172	139	3,303
Total	87,607	5,000	2,913	43,268	138,787

No dividends have been paid by the Company, and the Company has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.

Loss for the year is affected by the administration costs, write off of deferred exploration expenditures and mineral property expenditures, general exploration expenditures and costs recovered by way of option payments.

The following table sets forth a comparison of general information for the previous eight quarters ending March 31, 2004.

SUMMARY QUARTERLY INFORMATION

Quarter Ended:	June 30, 2004 ($)	March 31, 2004	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)
Current Assets	859,960	1,083,883	1,076,320	887,916	529,683	614,108	799,305	1,559,892
Resource Assets	92,608	6,159	0	1,213,560	1,109,522	1,045,546	1,008,652	48,677
Current Liabilities	137,100	174,122	239,196	255,491	177,563	121,612	186,207	151,605
Shareholders' Equity Capital Stock Special Warrants Contributed Surplus Stock Options and Warrants Deficit	21,381,165 64,784 175,262 (20,784,978)	21,381,165 64,784 175,262 (20,695,690)	21,257,464 0 64,784 145,509 (20,621,033)	20,436,413 0 64,784 0 (19,116,912)	20,076,182 0 64,784 0 (18,679,325)	20,076,182 0 64,784 0 (18,602,924)	19,835,320 246,000 64,784 0 (18,524,354)	19,245,920 0 64,784 0 (17,853,740)
Loss for the period	89,288	(74,657)	(1,504,121)	(437,587)	(76,401)	(78,570)	(670,614)	(189,748)
Working Capital (Deficit)	(65,188)	5,614 (1)	837,124	632,425	352,120	492,496	613,098	1,408,287
Basic loss per share (1)	(0.003)	(0.003)	(0.084)	(0.028)	(0.005)	(0.005)	(0.077)	(0.020)

(1)

Diluted loss per share figures are not presented as the exercise of warrants and stock options would be anti-dilutive.

(2)

At June 30, 2004 the Company had cash and cash equivalent of $859,960 of which $788,048 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $65,188.

LIQUIDITY AND CAPITAL RESOURCES

During the first quarter of 2004, the Company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.  At March 31, 2004 the Company had cash and cash equivalent of $1,083,883 of which $904,147 was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $5,614.   At June 30, 2004 the Company had cash and cash equivalent of $859,960 of which $788,048 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $65,188.  There were no securities issued during the period April 1 to June 30, 2004.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Warrants outstanding at June 30, 2004:

Warrants outstanding:

Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
0.30	410,000	410,000	Dec 30/04
0.10	969,500	484,750	Sept. 16/04
0.20	200,000	200,000	Sept. 20/04
0.14	1,624,000	1,624,000	Oct. 12/04
0.20	100,000	100,000	Oct. 22/04
0.15	820,000	820,000	Dec 22/05
	5,203,500	4,718,750

Stock Options outstanding:

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
Lawarence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
R.E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
Douglas Proctor	75,000	0.15	Jan. 3/03	Jan. 3/08
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
Susie Rivera	25,000	0.15	Jan. 3/03	Jan. 3/08
Blaine Monaghan	100,000	0.15	Aug. 21/03	Aug. 21/08
	1,540,000

SUBSEQUENT EVENTS

On July 29, 2004, the Company announced acquisition of the Barrington copper-gold porphyry property located in northwestern British Columbia.  The Barrington Property measures approximately 8 kilometres by 3 kilometres, and covers 7 known prospects of copper-gold mineralization associated with the border phase of a six kilometre oval-shaped alkaline porphyry intrusion.  Chip sampling by the vendor over a 90 by 100 metres area yielded average assay values of 0.63% copper, 0.68 g/t gold and 12 g/t silver within a quartz sheeted vein system at the Discovery Prospect.  Chip sampling of quartz veins in the Bonanza Prospect reported grades to 29.0 g/t gold over 1.0 metre.  A single drill hole collared at the Discovery Prospect by a prior worker did not reach target depth.  All other prospects within the Barrington property have not seen prior drilling.

The combination of widespread porphyry copper-gold style mineralization associated with a multi-phase alkaline intrusion suggests opportunity for drill-defining zones of copper-gold mineralization.  The Company plans to initiate a drilling program in early September.

The Company has the option to earn a 100% interest in the Barrington Property by making staged cash payments totaling $150,000 ($5,000 paid), issuing in stages 250,000 shares (50,000 issued), and completing exploration expenditures of $500,000 on or before June 1, 2008.  The property vendor will retain a 2% NSR, of which the Company will have the right to buy down 1% for $1.0 million.  Effective June 1, 2009, the underlying vendor will receive the greater of an advance royalty of $5,000 annually or the specified NSR.  Subject to Exchange approval and in accordance with Exchange Policy 5.1, the Company will pay a finder's fee of $1,000 ($1,000 paid) and 5,000 shares (5,000 issued) in the capital of the Company to an arm's length individual.

OUTSTANDING SHARE DATA AS AT MAY 21, 2004

Authorized: 250,000,000 no par value common shares

Issued: 28,889,336

Warrants: As at August 25, 2004, there were 5,203,500 warrants outstanding allowing for the purchase of up to 4,718,750 shares of the Company at prices ranging from $0.14 to $0.30 per share, with expiry dates ranging from December 30, 2004 to December 22, 2005.

Stock Options: As at August 25, 2004, there were stock option agreements in place allowing for the purchase of up to 1,540,000 shares of the Company at $0.15 per share, with expiry dates ranging from January 3, 2008 to August 21, 2008.

Escrowed or pooled shares: nil shares

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Information relating to the Company may also be found on the SEDAR website (www. SEDAR.com).

RELATED PARTY TRANSACTIONS

During the Period, the Company was charged, by Badger & Co., $59,459 ($30,082 for the period April 1 to June 30, 2004) for cost of operations and administration, $34,184 ($4,807 for the period April 1 to June 30, 2004)) for professional services and $13,593 ($10,139 for the period April 1 to June 30, 2004)) for exploration salaries and wages and project management fees.  The increase in cost of operations and administration relates to the time required to comply with regulatory requirements.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Form 52-109FT2- Certification of Interim Filings during Transition Period

I, John S. Brock, Chief Executive Officer of Canadian Empire Exploration Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 25, 2004

"John S. Brock"__________________

John S. Brock, Chief Executive Officer

Form 52-109FT2- Certification of Interim Filings during Transition Period

I, Jeannine P. M. Webb, Chief Financial Officer of Canadian Empire Exploration Corp., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending June 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 25, 2004

"Jeannine P. M. Webb"_________________

Jeannine P. M. Webb, Chief Financial Officer